Schedule 1

The Reporting Person and/or the Account effected the transactions in the CPOs on the Mexican Stock Exchange as set forth below. The prices below reflect the price paid by the Reporting Person and/or the Account per CPO on the relevant trade date.

Reporting Person	Type of Transaction	Trade Date	Number of CPOs	Price Per CPO (MXP$)
Eduardo Tricio Haro	Purchase	October 24, 2025	52,650,000	9.0390
The Account	Purchase	October 24, 2025	52,650,000	9.0390
Eduardo Tricio Haro	Purchase	October 30, 2025	35,915,000	9.8000
The Account	Purchase	October 30, 2025	10,000,000	9.8000
Eduardo Tricio Haro	Purchase	October 31, 2025	53,750,000	9.8100